UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Compute Health Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

204833107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Compute Health Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,442,500 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,442,500 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,442,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.9% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Reflects 21,442,500 shares of Compute Health Acquisition Corp. (the “Company”) common stock, par value $0.0001 per share (“Class A Common Stock”), issuable upon conversion of 21,442,500 shares of the Company’s Class B common stock, par value $0.0001 per share (“Class B Common Stock”), held directly by Compute Health Sponsor LLC (the “Sponsor”). The Class B Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

(2)	The calculation assumes that there is a total of 107,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) the 86,250,000 shares of Class A Common Stock outstanding as of November 16, 2021, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (the “Report”), and (ii) the 21,562,500 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the Sponsor.

1	NAME OF REPORTING PERSON Joshua Fink
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,442,500 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,442,500 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,442,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.9% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Reflects 21,442,500 shares of Class A Common Stock issuable upon conversion of 21,442,500 shares of Class B Common Stock held by the Sponsor. The Class B Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. The Sponsor is managed by each of Joshua Fink, Omar Ishrak, and Jean Nehmé. As a result of the foregoing, Mr. Fink may be deemed to beneficially own the shares held by the Sponsor.

(2)	The calculation assumes that there is a total of 107,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) the 86,250,000 shares of Class A Common Stock outstanding as of November 16, 2021, as reported in the Report, and (ii) the 21,562,500 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the Sponsor.

1	NAME OF REPORTING PERSON Omar Ishrak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,442,500 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,442,500 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,442,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.9% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Reflects 21,442,500 shares of Class A Common Stock issuable upon conversion of 21,442,500 shares of Class B Common Stock held by the Sponsor. The Class B Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. The Sponsor is managed by each of Joshua Fink, Omar Ishrak, and Jean Nehmé. As a result of the foregoing, Dr. Ishrak may be deemed to beneficially own the shares held by the Sponsor.

(2)	The calculation assumes that there is a total of 107,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) the 86,250,000 shares of Class A Common Stock outstanding as of November 18, 2021, as reported in the Report, and (ii) the 21,562,500 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the Sponsor.

1	NAME OF REPORTING PERSON Jean Nehmé
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,442,500 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,442,500 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,442,500 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.9% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Reflects 21,442,500 shares of Class A Common Stock issuable upon conversion of 21,442,500 shares of Class B Common Stock held by the Sponsor. The Class B Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. The Sponsor is managed by each of Joshua Fink, Omar Ishrak, and Jean Nehmé. As a result of the foregoing, Dr. Nehmé may be deemed to beneficially own the shares held by the Sponsor.

(2)	The calculation assumes that there is a total of 107,812,500 shares of Class A Common Stock outstanding, which is the sum of (i) the 86,250,000 shares of Class A Common Stock outstanding as of November 18, 2021, as reported in the Report, and (ii) the 21,562,500 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the Sponsor.

Item 1(a).	Name of Issuer:

Compute Health Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1105 North Market Street, 4th Floor, Wilmington, DE 19890.

Item 2(a).	Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. Compute Health Sponsor LLC

2. Joshua Fink

3. Omar Ishrak

4. Jean Nehmé

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

1105 North Market Street, 4th Floor, Wilmington, DE 19890.

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

204833107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See response to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See response to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See response to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Compute Health Sponsor LLC

By:	/s/ Joshua Fink
Name: Joshua Fink
Title: Co-Chief Executive Officer

Joshua Fink
/s/ Joshua Fink

Omar Ishrak
/s/ Omar Ishrak

Jean Nehmé
/s/ Jean Nehmé

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.